Contact

www.linkedin.com/in/tyler-sjoberg-8013b7198 (LinkedIn)

Top Skills

Team Building
Job Costing
Relationship Building

Tyler Sjoberg

Director Of Operations at RJS ELECTRIC INC
Los Angeles Metropolitan Area

Summary

Motocross Racer Turned Electrical Contractor & Investor

I grew up racing motocross from 2004 to 2012, competing at the highest levels for American Suzuki (2 years), Team Green Kawasaki (5 years), and Leading Edge Kawasaki (1 year). Racing allowed me to travel across the United States and Canada, teaching me invaluable lessons about hard work, dedication, and mastering a craft.

In 2012, I made the decision to transition into the family business, RJS Electric, which my father, Robert Sjoberg, founded in 1988. RJS Electric has been a trusted name in the electrical industry for decades. I started in the field, wiring and setting trim on new construction homes from 2012 to 2017, gaining hands-on experience in the trade. From there, I moved into the operational side of the business, learning material procurement, project management, Purchasing and Building our developer network.

Today, I oversee all aspects of the RJS Electric, working alongside our team of 200+ electricians and an exceptional office and warehouse staff. RJS Electric delivers high-quality electrical services for the largest national and private developers across Southern California, including Los Angeles County, Orange County, the Inland Empire, and Ventura County. My focus remains on expanding RJS Electric by building strong industry connections and driving continued growth.

Beyond RJS Electric, I actively invest in and hold interests in multiple private companies within the e-bike and motorsports industries, as well as private equity real estate ventures.

Experience

RJS ELECTRIC INC

Director Of Operations

February 2012 - Present (14 years 4 months)

Castaic, CA

_____